Exhibit (a)(5)(xiii)

FILED: NEW YORK COUNTY CLERK 10/04/2010	INDEX NO. 651270/2010
NYSCEF DOC. NO. 21	RECEIVED NYSCEF: 10/04/2010

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
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GABRIELLA CENTONZE, individually and on behalf of all others similarly situated,
Index No. 651270/2010
Plaintiff,
CIVIL ACTION
v.
AMENDED CLASS ACTION

GEORGE JUDD, HOWARD COHEN, ROBERT WARDEN, M. RICHARD WARNER, STEVEN MAYER, MARK SUWYN, RICHARD GRANT, RICHARD MARCHESE, CHARLES MCELREA, ALAN SCHUMACHER, BLUELINX HOLDINGS INC., and CERBERUS ABP INVESTOR LLC,

COMPLAINT JURY TRIAL DEMAND

Defendants
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Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1.             Plaintiff brings this action on behalf of the public stockholders of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”) against BlueLinx, its Board of Directors (the “Board”) and its controlling shareholder, Cerberus ABP Investor LLC (“Cerberus”) seeking equitable relief for their breaches of fiduciary duty arising out of the proposed transaction in which Cerberus is seeking to acquire all of the outstanding shares of BlueLinx not already owned by Cerberus through a cash tender offer by means of a coercive process and for an unfair price of $4.00 per share (the “Proposed Transaction”). The tender offer is scheduled to expire on October 8, 2010.

2.             As described below, the value to be received by BlueLinx shareholders in the Proposed Transaction is unfair to Plaintiff and the other public shareholders of the Company because it does not adequately value the Company’s future growth prospects, which will inure to Cerberus if the Proposed Transaction is consummated.

3.             Moreover, the tender offer is coercive. The Offer to Purchase filed by Cerberus on September 23, 2010 and the Stockholder Agreement entered into between the Company and Cerberus on September 22, 2010 (the “Stockholder Agreement”) do not adequately protect the Company’s minority stockholders. Pursuant to the terms of these agreements, if following the expiration of the tender offer, Cerberus owns less than 90% of the Company’s outstanding stock, the tender offer will still be completed, and will thus leave the Company’s minority stockholders who did not tender their shares holding virtually illiquid stock. Accordingly, to prevent holding potentially illiquid shares, the Company’s minority stockholders are practically being forced to tender their shares in the Proposed Transaction.

4.             In addition, on September 27, 2010, the Company filed a Schedule 14D-9/A Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Transaction.

5.             For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the tender offer or, in the event the tender offer is consummated, recover damages resulting from the Defendants’ violation of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

PARTIES

6.             Plaintiff is, and has been at all relevant times, the owner of shares of common stock of BlueLinx.

7.             BlueLinx is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 4300 Wildwood Parkway, Atlanta, Georgia, and is a leading distributor of building products in the United States.

8.             Defendant George Judd (“Judd”) is the President, Chief Executive Officer, and a director of the Company. Judd has served as the Company’s Chief Executive Officer since October 2008 and as the Company’s President since May 2004.

9.             Defendant Howard Cohen (“Cohen”) has been the Chairman of the Board of the Company since March 2008 and as a member of the Board since September 2007. He is a Senior Advisor to Cerberus.

10.           Defendant Steven Mayer (“Mayer”) has been a director of the Company since 2004. Mayer has been Managing Director of Cerberus California, LLC and predecessor entities since November 2002 and also serves as Co-Head of Private Equity at Cerberus.

11.           Defendant Robert Warden (“Warden”) has been a director of the Company since 2004. Warden is a Managing Director of Cerberus, which he joined in February 2003.

12.           Defendant Mark Suwyn (“Suwyn”) has been a director of the Company since 2005. Suwyn has previously served as a senior member of the operations team of Cerberus and as an advisor to Cerberus.

13.           Defendant M. Richard Warner (“Warner”) has been a director of the Company since 2008. Warner is a consultant for Cerberus and has served as the Interim Chief Financial Officer of Hilco Receivables, LLC, a Cerberus portfolio company, since February 2009.

14.           Defendant Charles McElrea (“McElrea”) has been a director of the Company since 2005.

15.           Defendant Alan Schumacher (“Schumacher”) has been a director of the Company since 2004.

16.           Defendant Richard Grant (“Grant”) has been a director of the Company since 2005.

17.           Defendant Richard Marchese (“Marchese”) has been a director of the Company since 2005.

18.           Defendants referenced in ¶¶ 8 through 17 are collectively referred to as Individual Defendants and/or the BlueLinx Board. The Individual Defendants as officers and/or directors of BlueLinx, have a fiduciary relationship with Plaintiff and other public shareholders of BlueLinx and owe them the highest obligations of good faith, fair dealing, loyalty, candor, and due care.

19.           Defendant Cerberus is an affiliate of Cerberus Capital Management, L.P. and is a Delaware limited liability company with its headquarters located at 299 Park Avenue, New York, NY 10171. Cerberus is the Company’s controlling shareholder owning approximately 55.39% of the Company’s outstanding common stock.

THE PROPOSED TRANSACTION IS SUBJECT TO ENTIRE FAIRNESS

20.           Cerberus is the controlling stockholder of BlueLinx owning approximately 55.39% of the Company’s outstanding common stock.

21.           As stated in the Company’s latest Annual Report filed with the Securities and Exchange Commission on March 2, 2010:

Affiliates of Cerberus control us and may have conflicts of interest with other shareholders in the future.

Funds and accounts managed by Cerberus or its affiliated management companies, which are referred to collectively as the controlling shareholder, collectively own approximately 55% of our common stock. As a result, the controlling shareholder will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Five of our ten directors are employees of or advisors to Cerberus. The controlling shareholder also has sufficient voting power to amend our organizational documents. The interests of the controlling shareholder may not coincide with the interests of other holders of our common stock. Additionally, the controlling shareholder is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. The controlling shareholder may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the controlling shareholder continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, because we are a controlled company within the meaning of the New York Stock Exchange rules, we are exempt from the NYSE requirements that our board be composed of a majority of independent directors, and that our compensation and nominating/corporate governance committees be composed entirely of independent directors.

22.           As controlling stockholder, Cerberus has the power and is exercising such power to enable it to acquire the Company’s common stock and to dictate terms that are contrary to the Company’s minority shareholders’ best interests and do not reflect the fair value of BlueLinx’s common stock.

23.           As such, the transaction is subject to the exacting entire fairness standard under which the Defendants must establish both fair price and fair dealing.

CLASS ACTION ALLEGATIONS

24.           Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of BlueLinx common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

25.           This action is properly maintainable as a class action for the following reasons:

(a)           the Class is so numerous that joinder of all members is impracticable. As of August 13, 2010, BlueLinx has approximately 32.68 million shares outstanding.

(b)           questions of law and fact are common to the Class, including, inter alia, the following:

(i)            Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)           Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iii)          Has Cerberus, as controlling stockholder, breached its fiduciary duties owed by it to Plaintiff and the other members of the Class;

(iv)          Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c)           Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d)           Plaintiff’s claims are typical of those of the other members of the Class.

(e)           Plaintiff has no interests that are adverse to the Class.

(f)            The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g)           Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FURTHER SUBSTANTIVE ALLEGATIONS

26.           BlueLinx is a leading distributor of building products in the United States. The Company operates in all of the major metropolitan areas in the United States and, as of January 2, 2010, has distributed more than 10,000 products to approximately 11,500 customers through their network of more than 70 warehouses and third-party operated warehouses. The Company distributes products in two principal categories: structural products and specialty products. Structural products, which represented approximately 44% and 50% of their fiscal 2009 and fiscal 2008 gross sales, include plywood, oriented strand board, rebar and remesh, lumber and other wood products primarily used for structural support, walls and flooring in construction projects. Specialty products, which represented approximately 56% and 50% of their fiscal 2009 and fiscal 2008 gross sales, include roofing, insulation, specialty panels, moulding, engineered wood products, vinyl products (used primarily in siding), composite decking and metal products (excluding rebar and remesh).

27.           Like most other companies participating in the housing industry, BlueLinx has recently suffered from the housing market downturn that began a few years ago. However, BlueLinx has successfully survived through it and is now poised to see future growth in its business. On February 17, 2010, the Company reported financial results for the fourth quarter ending January 2, 2010. For the quarter, the Company generated net income of $12.0 million compared with a net loss of $25.1 million in the year-ago period. The Company reported that revenues decreased 27% to $366.1 million from $501.5 million for the same period a year ago. BlueLinx President and CRO George Judd (“Judd”) was optimistic that the Company had reached the bottom of a “four-year decline” and that the Company was poised to improve in 2010. As he stated: “While conditions remain difficult, I believe that we have reached the bottom of this four-year decline...As we move forward in 2010, we are confident in our ability to both increase our share of the market and maintain the operating discipline that we demonstrated throughout 2009.”

28.           As predicted, the Company began to improve in 2010. On May 6, 2010, BlueLinx announced its financial results for the first quarter ending April 3, 2010. The Company reported a net loss of $14.7 million for the quarter, which was a significant improvement to the staggering net loss of $60.7 million the Company reported for the same quarter in 2009. In addition, the Company reported that revenues increased 6% to $431.1 million from $407.1 million for the same period a year ago. The Company also reported that gross profit for the quarter totaled $52.3 million, up 18% from $44.3 million in the prior-year period. Judd commented that the results would have even been better had their not been “unusually severe weather conditions throughout the country,” and that demand for the Company’s products is poised for increase. As he stated: “While we achieved our first year over year quarterly increase in revenue in four years, our results were hindered by unusually severe weather conditions throughout the country... However, since the later part of the first quarter, we have seen an increase in demand for our products as the housing market appears to have begun its recovery.” [Emphasis Added].

29.           The Company showed even more improvement during the second quarter. On August 5, 2010, the Company announced its results for the second quarter of 2010 announcing that (a) revenues increased 27.7% to $540.8 million from $423.5 million for the same period a year ago; (b) Overall unit volume rose 11.9% compared to the year-ago period; and (c) gross profit for the second quarter totaled $64.1 million, up 32.8% from $48.3 million in the prior-year period. Judd commented on the Company’s solid performance during the quarter staging: “The second-quarter business climate was characterized by unprecedented volatility in the structural wood-based products market and a sluggish recovery of demand for products related to new home construction...Despite this challenging environment, we performed well as we grew our unit volume by 11.9% and increased our gross profit by 32.8%....”

30.           In an August 5, 2010 conference call discussing the Company’s financial results, Judd commended the Company’s ability to survive the downturn and was optimistic about the Company’s future success, stating in part:

As we have done since the housing market downturn began over four years ago, we have tightly managed our accounts receivable portfolio and credit approval processes. Our bad debt expense is down 75% over the prior year quarter. We continued to aggressively manage inventories, receivables, and keep our tight controls on our cost structure without diminishing our ability to achieve our business objectives.

In May we added Joe Costello [ph] to our senior management team as senior vice president of our western regions. Joe is a former senior executive with several other companies, most recently Louisiana Pacific. He will lead our Western operations, which have been performing below their potential. I am excited to have someone of Joe’s caliber joining the BlueLinx team, and look forward to his leadership as we work to facilitate growth in our Western operations. There continues to be uncertainty around the macro economic factors that drive our business. I believe when consumer competence rises and unemployment rates decline, we will begin to see sustainable improvements in the housing market.

In closing, we cannot control the external environment but we can work to ensure our company is well positioned in this challenging environment, and ready to capitalize on opportunities as business resumes a more normal phase. Guided by our long-term objectives, I believe the actions and decisions we are making each day position BlueLinx for long-term success.

31.           With the Company poised for growth, Cerberus used it as the perfect opportunity to snatch away the Company while it was undervalued. On July 22, 2010, Cerberus issued a press release announcing that it intends to make a tender offer to acquire all of the outstanding shares of BlueLinx for $3.40 per share. In addition, in a letter sent to the Board on July 21, 2010, Cerberus stated that it was interested only in acquiring the BlueLinx shares not already owned by it and that it had no current interest in selling its stake in BlueLinx nor would it currently expect to vote in favor of any alternative sale, merger or similar transaction.

32.           On August 2, 2010, Cerberus filed an Offer to Purchase with the SEC commencing the tender offer. On September 23, 2010, Cerberus filed an amended Offer to Purchase (the “Offer to Purchase”) which increased the tender offer to price to $4.00 per share and set the expiration of the tender offer to October 8, 2010. Pursuant to the Offer to Purchase, if following the consummation of the tender offer, Cerberus owns 90% or more of the Company’s outstanding shares, Cerberus will consummate a short form merger between the Company and Cerbcrus, the Company will become a privately-held Company, and the rights of the public shareholders to share in the future growth of the Company will be extinguished. If, however, Cerberus owns less than 90% of the Company’s common stock, the Offer to Purchase provides that Cerberus may still complete the tender offer, which would thus leave the minority stockholders who did not tender their shares holding a virtually illiquid stock.

The Tender Offer Consideration Is Inadequate

33.           The $4.00 per share offer is inadequate. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s ongoing and valuable business, as well as its future growth in profits and earnings, at a time when the Company has survived some of the worst economic conditions in modern history and is poised to become highly profitable.

34.           In the few months prior to the Proposed Transaction, BlueLinx stock had been trading well in excess of the Proposed Transaction offer price of $4.00. In fact, as recently as April 26, 2010, BlueLinx’s stock traded at $6.32 per share. Further, at least one Wall Street analyst had a price target of $5.00 per share before the Proposed Transaction was announced.

35.           Moreover, the Discounted Cash Flow Analysis conducted by Citadel Securities LLC (“Citadel”), the Special Committee’s financial advisor, yielded a value of BlueLinx as high as $6.50 per share. The Comparable Company Analysis conducted by Citadel yielded a value of BlueLinx as high as $6.91 per share.

36.           Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. BlueLinx shareholders are being cashed out at the unfairly low price of $4.00 per share, which doesn’t adequately take into account the tremendous growth potential for BlueLinx. Accordingly, Cerberus is picking up BlueLinx at the most opportune time, at a time when BlueLinx is poised for growth and its stock price is trading at a huge discount to its intrinsic value.

The Tender Offer is Coercive

37.           In addition, the tender offer is coercive. The Offer to Purchase and Stockholder Agreement do not adequately protect the Company’s minority shareholders in case Cerberus owns less than 90% of the Company’s common stock following expiration of the tender offer.

38.           If following expiration of the tender offer Cerberus owns at least 90% of the Company’s outstanding shares it will effectuate a short-form merger pursuant to the Delaware General Corporation Law. However, if following expiration of the tender offer, Cerberus owns less than 90% of the Company’s outstanding stock, the tender offer will still be completed. The Offer to Purchase provides that “Cerberus may waive the 90% Condition and complete the [Tender] Offer, in which case any Shares not tendered in the [Tender] Offer or the subsequent offering period would remain outstanding.” In such a scenario, the Company’s minority stockholders who do not tender their shares will be left holding a virtually illiquid stock.

39.           Rather than ensuring that the 90% threshold be a condition to completion of the tender offer, the Special Committee negotiated a series of so-called additional protections for the Company’s minority shareholders to prevent the illiquidity of their shares. These provisions are in fact illusory whose occurrence is left to Cerberus’s “best efforts.” For example, pursuant to the Stockholder Agreement, Cerberus has agreed to use its “best efforts” to ensure that the Company not cease to maintain the Company’s status as a public reporting company and will use its “best efforts” to continue to have the shares listed for trading on the NYSE. In addition, Cerberus and the Company agreed that should it own less than 90% of the Company’s outstanding shares upon expiration of the tender offer, it will extend the tender offer for a mere five days. In all, the terms of the Stockholder Agreement do not adequately protect the Company’s minority shareholders in case Cerberus does not reach the 90% threshold. Accordingly, to prevent holding potentially illiquid shares, the Company’s minority stockholders are practically being forced to tender their shares in the Proposed Transaction and is thus a coercive tender offer.

The Materially Misleading and Incomplete Recommendation Statement

40.           On September 27, 2010, the Company filed the Recommendation Statement with the SEC in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Transaction.

41.           For example, the Recommendation Statement fails to disclose material information concerning the projections prepared by Company management. In particular, the Recommendation Statement fails to describe the key assumptions that led to the differences in the Base Case, Downside Case, and Upside Case projections, as well as Company management’s and the Special Committee’s beliefs as to which set of projections was the most likely or reasonable to achieve. This is particularly important considering the financial analyses conducted by Citadel, the Special Committee’s financial advisor, yielded significantly different values of the Company depending upon which set of projections were used. For example, the Discounted Cash Flow Analysis conducted by Citadel yielded a value of BlueLinx as high as $6.50 per share under the Upside Case projections, but a value as high as $3.53 per share and $1.24 per share using the Base Case and Downside Case projections respectively. Accordingly, it is material for shareholders to know the key assumptions underlying their differences and the relative likelihood of attaining each set.

42.           In addition, the Recommendation Statement fails to disclose whether the Special Committee provided the Stretch Plan projections to Citadel; if not, the reasons for not doing so; and if so, the reasons Citadel did not use the Stretch Plan projections in its various financial analyses.

43.           Further, the Recommendation Statement completely fails to disclose certain material information concerning the Precedent Transaction Analysis conducted by Citadel. The Recommendation Statement fails to disclose the criteria for selecting the transactions used in the analysis and the reasons all of the transactions selected involved change of control transactions considering the Proposed Transaction does not involve a change of control. In addition, the Recommendation Statement should disclose the specific criteria and judgments made by Citadel in selecting the 6.0x-8.0x reference ranges for both the Wood-Products Transactions LTM and Distributors Transactions LTM multiples. This is particularly important considering such reference ranges were well below the mean multiples observed for such transactions (a 32.9x mean LTM multiple was observed for for Wood-Products Transactions and a 9.0x mean LTM multiple was observed for for Distributors Transactions).

44.           The Recommendation Statement also fails to disclose what fees Citadel is receiving in connection with their services to the Special Committee as well as what portion of the fee is contingent on the Proposed Transaction closing. The Recommendation Statement also fails to disclose whether Citadel has provided any services to BlueLinx or Cerberus in the past two years, and if so to disclose the nature and extent of such services and the amount of compensation received. It is material for shareholders to be informed of any other financial and economic interests Citadel has in the Proposed Transaction or in the parties involved that could be perceived or create a conflict of interest.

45.           The Recommendation Statement also fails to disclose important information concerning the very limited sales process conducted by the Special Committee as well as the discussions and negotiations with Cerberus. In particular, the Recommendation Statement fails to disclose (a) the criteria used to determine the three parties that were deemed to have the “most interest in discussing a potential transaction”; and (b) the reasons only three companies were contacted to seek out their interest in a transaction with the Company; and the reasons no additional parties were contacted after all three parties indicated they were not interested in pursuing a transaction with the Company.

46.           Moreover, the Recommendation Statement fails to disclose the reasons the Special Committee recommended the $4.00 per share Proposed Transaction consideration considering that the Special Committee determined on August 16, 2010 that “in order to allow the minority stockholders the opportunity to share in the upside potential of the Company’s future prospects, $5.00 per Share was a price at which the Special Committee believed it could provide a favorable recommendation to the Company’s stockholders.”

47.           The methodology Citadel applied in its Comparable Company Analysis and Precedent Transaction Analysis, specifically with respect to the use of EBITA multiples (as opposed to revenue multiples), is unreasonable and results in an understated implied value for the Company. For example, in the Comparable Company Analysis using the 2010 estimated EBITA multiples of public distribution companies and applying those multiples to the 2010 estimated EBITA for the Company yields an implied per share value on the “low” end of the range to be a negative $13.03 per share and a negative $13.41 on the “high” end of the range. A different multiple should have been used because the EBITA multiples do not satisfy any reasonableness check.

48.           Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I
Breach of Fiduciary Duty
(Against All Individual Defendants)

49.           Plaintiff repeats all previous allegations as if set forth in full herein.

50.           As directors of BlueLinx, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care.

51.           As discussed herein, the Individual Defendants have breached their fiduciary duties to Orchard shareholders by failing to engage in an honest and fair sale process.

52.           As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Orchard’s assets and will be prevented from benefiting from a value-maximizing transaction.

53.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

54.           Plaintiff and the Class have no adequate remedy at law.

COUNT II
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)

55.           Plaintiff repeats all previous allegations as if set forth in full herein.

56.           The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting BlueLinx’s shareholders.

57.           As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

58.           As a result, Plaintiff and the Class members are being harmed irreparably.

59.           Plaintiff and the Class have no adequate remedy at law.

COUNT III
Breach of Fiduciary Duty
(Against Cerberus)

60.           Plaintiff repeats all previous allegations as if set forth in full herein.

61.           As the controlling stockholder of the Company, Cerberus violated its fiduciary duty to the public shareholders by seeking to acquire the public shareholders’ stake in the Company for wholly inadequate and unfair consideration.

62.           Cerberus has the power and is exercising its power to acquire BlueLinx’s public shares and dictate terms which are in its interest regardless of the wishes or best interests of Class members and without establishing the fair market value of BlueLinx’s shares.

63.           Cerberus has breached and will continue to breach its fiduciary duties owed to the public shareholders of BlueLinx, and is engaging in, or facilitating the accomplishment of, an unfair, coercive, and self-interest transaction that is not entirely fair to the public shareholders of BlueLinx.

64.           As a result of Cerberus’s breaches of its fiduciary duties, Plaintiff and the Class will suffer irreparable injury.

65.           Unless enjoined by this Court, Cerberus will continue to breach its fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

66.           Plaintiffs and the Class have no adequate remedy at law.

COUNT IV
Aiding and Abetting
(Against BlueLinx and Cerberus)

67.           Plaintiff repeats all previous allegations as if set forth in full herein.

68.           As alleged in more detail above, BlueLinx and Cerberus are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants BlueLinx and Cerberus aided and abetted the Individual Defendants’ breaches of fiduciary duties.

69.           As a result, Plaintiff and the Class members are being harmed.

70.           Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A)          declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B)           enjoining, preliminarily and permanently, the Proposed Transaction;

(C)           in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)          directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)           awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F)           granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

October 4, 2010

LEVI & KORSINSKY, LLP

/s/ Joseph Levi
Joseph Levi, Esq. (JL-0848)
Shannon L. Hopkins, Esq. (SH-1887)
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171

CERTIFICATE OF SERVICE

I, Jared Morine, affirm that on October 4, 2010 I served the Amended Complaint on the following counsel by hand-delivery and electronic mail on the following counsel:

Howard O. Godnick

Schulte Roth & Zabel, LLP

919 Third Avenue

New York, NY 10022

/s/ Jared Morine
Jared Morine